February 11, 2011
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Lyn Shenk, Branch Chief

Re:	Grupo TMM, S.A.B. (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 File No. 333-14194
Ladies and Gentlemen:
     This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in the Staff’s letter dated December 23, 2010 (the “Comment Letter”) with respect to the Staff’s review of the above-referenced filing. Set forth below are the Company’s responses to the Staff’s comments. To facilitate your review, the Staff’s comments are reprinted in italics below, numbered so as to correspond to the numbered comments in the Comment Letter.
Form 20-F for the Fiscal Year Ended December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 39
Liquidity and Capital Resources
1.	We note that Grupo TMM is primarily a holding company and relies on its income distributed from its subsidiaries for funds necessary to service its indebtedness. We also note that Mexican Law prohibits the distribution of profits by subsidiaries until all losses in prior fiscal years have been offset. In light of the net loss incurred in 2009 and in the first three quarters of 2010, please provide a discussion in the Liquidity section explaining this restriction and management’s plan to remain current in its debt repayments.
Response:
     The Company acknowledges the Staff’s comment, and respectfully notes that the disclosure provided in the Liquidity section on page 50 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 20-F”) not only describes the Mexican Law restriction concerning the distribution of profits by subsidiaries but also indicates that the Company receives income for rendering administrative services to its subsidiaries in order to service the Company’s indebtedness. In addition, the Company notes that its financial statements present its debt obligations on a consolidated basis, however 98.9% of the Company’s debt is held directly by its subsidiaries, each of which services its own debt out of its operating income. Management believes that these factors will enable the Company to remain current in its debt repayments notwithstanding the Mexican Law restriction on the distribution of profits by subsidiaries. The Company undertakes to include in future filings, beginning with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”), additional disclosure explaining the structure of its debt obligations, its subsidiaries’ direct obligation to service those obligations, the Mexican Law dividend restriction and the impact of the foregoing on management’s plan to remain current in its debt repayments.
Item 5. Operating and Financial Review and Prospects, page 39
Liquidity and Capital Resources
2.	Please provide a more robust discussion in MD&A explaining how foreign currency risk is managed.
Response:
     The Company acknowledges the Staff’s comment and respectfully submits that it will provide a more robust discussion of its policies for managing foreign currency risk in the MD&A section, beginning with the Company’s 2010 20-F. As disclosed on page 86 of the 2009 20-F, the majority of the Company’s revenues are in U.S. dollars, and the majority of its costs are in Mexican Pesos. The Company’s income from operations may therefore be materially affected by variances in the exchange rate between the U.S. dollar and the Mexican Peso. The Company has sought to minimize its exposure to foreign currency risk by holding its debt primarily in Mexican Pesos. Mexican Pesos historically have been subject to greater risk of devaluation and have tended to depreciate against the U.S. dollar. Currently, approximately 87% of the Company’s indebtedness is denominated in Mexican Pesos, most of which is long-term debt incurred in connection with the Company’s Mexican Peso-Denominated Trust Certificates Program (the “Trust Certificates Program”), a description of which appears at pages 21, 58 and F-27 of the 2009 Form 20-F. Certificates issued under the Trust Certificates Program have a 20-year term and do not require the Company to make any principal payments prior to maturity.
     The Company currently believes that its strategy of holding the majority of its debt as long-term, Mexican Peso-denominated debt will allow it to effectively manage its foreign currency risk without the use of currency derivatives or other hedging instruments. However, the Company has in the past and may in the future attempt to manage its foreign currency risk by entering into currency derivatives denominated in Mexican Pesos or other relevant currencies. These derivatives should allow the Company to offset an increase in operating and/or administrative expenses arising from foreign currency appreciation or depreciation against the U.S. dollar. The objective of the Company when using these derivatives is to manage specific risks and exposures, and not to trade such instruments for profit or loss.

Critical Accounting Policies, page 48
3.	This section should include the identification of the accounting estimates reflected in your financial statements that require assumptions on uncertain items and whose changes could materially impact the company’s financial condition or changes in operations. In this regard, in light of the recent losses and the significance of the vessel balance to total assets, please disclose the methodology and assumptions underlying the estimates used in evaluating long term assets for impairment.
Response:
     The Company acknowledges the Staff’s comment and respectfully submits that in accordance with its accounting policy referred to under Item 3(q) “Impairment of Long-Lived Assets” on page F-16 of the 2009 20-F, the Company reviews the carrying value of intangible assets and long-lived assets annually and impairments are recognized whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the assets exceeds its recoverable amount, which is the higher of an asset’s net selling price and its value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable discounted cash flows.
     Measurement of the impairment loss is based on the fair value of the asset which is determined based on management estimates and assumptions and by making use of available market data, evaluated in accordance with IAS 36. In evaluating the carrying value and useful lives of long-lived assets, the Company reviews indicators of potential impairment, such as the present value of discounted projected operating cash flows generated for the useful service life of the asset, asset sale and purchase values, business plans and overall market conditions.
     In evaluating the Company’s vessels for impairment, the Company determines the value of the vessel by calculating the present value of its discounted projected operating cash flows over the course of its useful life (assuming a standard useful life of 20 — 25 years) and the expected residual value of the vessel. For each type of vessel, discounted projected operating cash flows are calculated based upon assumptions that include the vessel’s average charter rate in the international market during the previous 10 years and current charter rates as indicated by recognized industry markers such as the Baltic Dry Index. The residual value of a vessel is calculated based on average international scrap prices during the previous 10 years multiplied by a coefficient based on market transactions for similar vessels. The operational cost of each vessel is derived by using the average of the previous 10 years (if data is only available for a shorter period, a shorter period is used), with cost projections determined based on the current use and maintenance expenses actually incurred, including drydocking and other costs. The impairment calculation methodology also incorporates an annual rate of inflation and a discount rate derived from two components, a cost of debt calculation based on the 10-year U.S. dollar LIBOR average and a cost of equity calculation based on the 10-year average interest rate for 10-year U.S. government bonds. Although the Company believes that the assumptions it incorporates into its calculations are reasonable and appropriate, such assumptions are unavoidably subjective. The Company undertakes to disclose in future filings the methodology and assumptions underlying the estimates it uses in evaluating long-term assets for impairment.

Business Plan, page 53
Our Ability to Continue as a Going Concern
4.	We note that you significantly expanded your fleet of vessels in 2008 and that part of your business plan to improve your results included these purchases. Despite the increase in vessels, and thus the inherent ability to generate more revenue, total revenue decreased from 2008 to 2009. A discussion of management’s assessment of this outcome, including vessel utilization, may be helpful for investors to understand your business plan.
Response:
     The Company acknowledges the Staff’s comment and in future filings will revise its disclosure to provide management’s assessment concerning the decrease in revenue in light of its expanded vessel fleet to better assist investors in understanding the Company’s business plan. The Company attributes the decrease in total revenue from 2008 to 2009 to a deterioration in charter rates and the general slowdown in economic activity during the global economic crisis. These factors resulted in a decrease in vessel utilization rates for our offshore and tanker vessels to 90.8% and 93.8%, respectively, in 2009, from 91.1% and 98.5%, respectively, in 2008. In addition, the Company notes that one of the vessels acquired in 2008, the FPSO Vessel ECO III, did not generate any revenues in 2009, as it did not commence operations until February 2010.
     With respect to the Company’s vessel utilization strategy and its impact on the Company’s plan to improve its operating results, the Company notes that, despite the decrease in transportation revenues attributable to its specialized maritime division from 2008 to 2009, the Company’s earnings from transportation increased over the same period, as indicated at page F-35 of the 2009 Form 20-F. This increase was due in part to lower vessel operating costs associated with the Company’s newly acquired vessels. The acquired vessels had lower operating costs in part because their depreciation expenses were lower than the leasing expenses for the vessels they replaced. In future filings, the Company will identify and discuss these factors, as well as economic, market and industry trends that have had a material impact on the Company’s ability to successfully implement its business plan.
Note 26. Commitments and Contingencies, page F-39
5.	Please tell us and disclose whether any amounts have been accrued for the legal claims outstanding.
Response:
     In response to the Staff’s comment, the Company respectively advises the Staff that the Company has not accrued any loss contingencies for any of the legal claims outstanding because management has concluded that under the applicable standards provided in International Accounting Standard No. 37 (“IAS 37”) no accrual was necessary.
     In considering whether accrual of a loss contingency is necessary in connection with legal claims outstanding that could, both individually or in the aggregate, have a material effect on the financial condition or operating results of the Company, the Company evaluates the requirements of paragraph 14 of IAS 37 to determine whether the Company has a present obligation (legal or constructive), whether it is probable that an outflow of resources will be required in order to settle the obligation, and whether the amount of the obligation can be reliably estimated. Based on management’s review and analysis of the legal claims outstanding for the fiscal year ended December 31, 2009, the Company concluded that it did not have a present obligation in respect of any of the legal claims outstanding. The Company undertakes to disclose in future filings whether any amounts have been accrued for its legal claims outstanding and, if not, the basis for its determination that accrual is not required.
* * * *
     The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at +52-55-5629-8866.

Very truly yours,
/s/ Carlos Pedro Aguilar Mendez
Carlos Pedro Aguilar Mendez
Chief Financial Officer

cc: Theresa Messines

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